Exhibit 99.1

Azure Power Signs Agreement for 600 MW of First Solar’s High-Performance Modules

Azure Power signs on as launch customer for modules made in India by First Solar

NEW DELHI, India, and TEMPE, Ariz., September 19, 2022 – Azure Power Global Limited (NYSE: AZRE) (“Azure Power”), a leading independent sustainable energy solutions provider and renewable power producer in India, announced that it has entered into an agreement for 600 megawatts (MW)DC of high-performance, advanced thin film photovoltaic (PV) solar modules from First Solar, Inc. (Nasdaq: FSLR).

The agreement is the first for production from First Solar’s new manufacturing facility in Tamil Nadu, India, which is expected to be commissioned in the second half of 2023. Under the agreement, Azure Power is expected to take delivery of First Solar’s Series 7 photovoltaic (PV) solar modules from the fourth quarter of 2023 to 2025.

“We are pleased to partner with First Solar with their latest Series 7. Having a long-term agreement with global solar modules technology leaders like First Solar is key to de-risking our supply side with the latest technology available in the market,” said Rupesh Agarwal, acting chief executive officer, Azure Power.

First Solar’s vertically integrated manufacturing facility, located near Chennai, is projected to have an annual nameplate capacity of 3.3 GWDC and is expected to produce a version of the company’s Series 7 modules that is optimized for the Indian market. Unique among the world’s ten largest solar manufacturers for being the only US-headquartered company, First Solar produces its thin film PV modules using a fully integrated, continuous process under one roof.

“Our relationship with Azure Power goes back over a decade and we are pleased that it is the launch customer for a product that has not only been designed for India, but made in India, for India,” said Georges Antoun, chief commercial officer, First Solar. “This deal demonstrates how experienced developers and independent power producers in India are increasingly taking a strategic view on procurement and securing long-term commitments that help tackle the risks of short-term pricing and supply volatility. When working with First Solar, they benefit from certainty of pricing and supply, and a technology that is advantaged in India’s operating environments.”

Designed and developed at its research and development (R&D) centers in the United States, First Solar’s responsibly produced advanced thin film PV modules set industry benchmarks for quality, durability, reliability, design, and environmental performance. The modules have a carbon footprint that is 2.5 times lower and a water footprint that is three times lower than the average crystalline silicon solar panel made with cells produced in China. Additionally, First Solar is the only company among the ten largest solar manufacturers globally to be a member of the Responsible Business Alliance (RBA), the world’s largest industry coalition dedicated to supporting the rights and well-being of workers and communities in the global supply chain.

In addition to its new manufacturing facility in India and a third factory in the US, both of which are expected to come online in 2023, First Solar recently announced that it plans to invest up to $1.2 billion in building a fourth factory in the US Southeast and expanding the capacity of its existing manufacturing footprint in Ohio. The new investments are expected to scale the company’s annual manufacturing capacity in the US by 4.4 GWDC allowing it to reach over 20 GWDC of global annual manufacturing capacity by 2025.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and renewable power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. It developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure Power also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs. For more information, please visit www.azurepower.com.

For Azure Power Investors

Exhibit 99.1

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding Azure Power’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause Azure Power’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of financing/refinancing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; cancellation of PPAs; changes in policies and regulations including net metering and interconnection limits or caps; ongoing and potential litigation and/or regulatory investigations; failure and delays in making regulatory filings (including in India, Mauritius and United States); the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that Azure Power files with the US Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to Azure Power as of the date hereof, and Azure Power assumes no obligation to update these forward-looking statements.

About First Solar, Inc.

First Solar is a leading American solar technology company and global provider of responsibly produced eco-efficient solar modules advancing the fight against climate change. Developed at R&D labs in California and Ohio, the company’s advanced thin film photovoltaic (PV) modules represent the next generation of solar technologies, providing a competitive, high-performance, lower-carbon alternative to conventional crystalline silicon PV panels. From raw material sourcing and manufacturing through end-of-life module recycling, First Solar’s approach to technology embodies sustainability and a responsibility towards people and the planet. For more information, please visit www.firstsolar.com.

For First Solar Investors

This release contains forward-looking statements which are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements concerning an order for 600 MWDC of solar modules by Azure Power;  the expectation that First Solar’s new facility in Tamil Nadu, India will be commissioned in the second half of 2023; the projected nameplate capacity of that facility; the expectation that First Solar’s third factory in the U.S. will come online in 2023; First Solar’s plan to invest up to $1.2 billion in building a fourth factory in the US Southeast and expanding the capacity of its existing manufacturing footprint in Ohio; and First Solar’s expectation that such new investment will scale the company’s annual manufacturing capacity in the US by 4.4 GWDC allowing it to reach over 20 GWDC of global annual manufacturing capacity by 2025. These forward-looking statements are often characterized by the use of words such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “goal,” “target,” “might,” “will,” “could,” “predict,” “continue” and the negative or plural of these words and other comparable terminology. Forward-looking statements are only predictions based on our current expectations and our projections about future events and therefore speak only as of the date of this release. You should not place undue reliance on these forward-looking statements. We undertake no obligation to update any of these forward-looking statements for any reason, whether as a result of new information, future developments or otherwise. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these statements. These factors include, but are not limited to, the matters discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our most recent Annual Report on Form 10-K and our subsequently filed Quarterly Reports on Form 10-Q, as supplemented by our other filings with the Securities and Exchange Commission.

Exhibit 99.1

Media Reuven Proença First Solar Media media@firstsolar.com	Investors Richard Romero First Solar Investor Relations investor@firstsolar.com
Samitla Subba Azure Power Media pr@azurepower.com	Vikas Bansal Azure Power Investors Relations ir@azurepower.com